PHILLIP R. POLLOCK
Email: prpollock@tobinlaw.com
TOBIN & TOBIN
A PROFESSIONAL CORPORATION
500 SANSOME STREET
EIGHTH FLOOR
SAN FRANCISCO, CALIFORNIA 94111-3214
FACSIMILE (415) 433-3883
(415) 433-1400
RICHARD TOBIN (1852-1887)
ROBERT TOBIN (1875-1889)
CYRIL R. TOBIN (1905-1977)

July 21, 2006
Susan C. Block, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc. Amendment No. 3 to Registration Statement on Form S-3/A Filed: July 3, 2006 File No. 333-132123
Dear Ms. Block:
     On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 4 to the above-referenced Registration Statement on Form S-3/A.
     Set forth below are our responses to the Staff’s comment letter dated July 20, 2006. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.
Registration Statement on Form S-3
       Prospectus Supplement #1
Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-i
       1.     We note your response to prior comment 3. Please delete item (2) from the first paragraph of this section, as it suggests that disclosure in the supplement may differ from the base.
       Response: We have revised page S-i of each of the five (5) prospectus supplements to delete the “, and may be different from the information in the prospectus” portion of item (2).

     Base Prospectus
     Other Purchases and Redemption, page 50
     2.     Please explain whether the proceeds received by a certificateholder in a redemption by the issuing entity or a mandatory purchase by the depositor, servicer or master servicer, or other designated entity is consistent with the requirement in Rule 3a-7(a)(1) of the Investment Company Act of 1940 (“1940 Act”) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. Alternatively, please explain whether issuing entities providing for such optional purchases will be relying on a different exception or exemption from the 1940 Act. If, for example, an issuing entity intends to rely on the exception in Section 3(c)(5)(c) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(c). Please note that, in the staff’s view, an issuer is not excepted under Section 3(c)(5)(c) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991) Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.
     Response: We appreciate your comments with respect to Rule 3a-7 of the 1940 Act. For any series of securities that are issued under this registration statement with redemption or mandatory purchase provisions as described under “Other Purchases or Redemption” in the base prospectus, we will be relying on the exemption provided by Section 3(c)(5)(c) of the 1940 Act and not on Rule 3a-7. As described in our prior responses to staff comment letters, most of our issuing entities are expected to have assets that are 100% comprised of whole mortgage loans. In the case where any issuing entities’ assets include mortgage-backed securities, we would not include any redemption or mandatory purchase provisions as referred to above unless we were in compliance with the Section 3(c)(5)(c) exemption and interpretations issued by IM regarding Section 3(c)(5)(c). We confirm that, in the case where we are relying on the Section 3(c)(5)(c) exemption, the assets of such issuing entity will directly consist of at least 55% of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets will “consist primarily of real estate-type interests,” where of this remaining 45% of the issuing entity’s assets at least 25% will be in “real estate related assets.”

     Derivatives, page 59
     3.     We note your response to prior comment 8. Please revise the prospectus supplements to include the form of disclosure you intend to provide with respect to credit default swaps.
     Response:     We have deleted all references to credit default swaps from the base prospectus and therefore will not need to include any such form of disclosure in the prospectus supplements.
     4.     In addition, we note the first sentence of the “Derivatives” section in the base prospectus. Please delete the phrase “and/or to address non-credit related risks” or explain why you believe this language is consistent with Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.
     Response: We have deleted the phrase “and/or to address non-credit related risks” from such Derivatives section.
     If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleagues, Eugene C. Payne III at (415) 772-9613 and Stacy K. Stecher at (415) 772-9642.

Very truly yours, TOBIN & TOBIN
/s/ Phillip R. Pollock
Phillip R. Pollock

PRP/pp
cc:     Daniel H. Morris, Esq.
          Attorney-Advisor
          Mr. Harold F. Zagunis
          Redwood Trust, Inc.